We Are Kula, LLC
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2019	For the Period April 24, 2018 (Inception) to December 31, 2018
Revenue	$ 22	$ 110
Cost of sales	3,047	-
Gross profit	(3,025)	110
Expenses:		
Advertising	2,543	6,285
Bank fees and charges	5,925	883
Computer and Internet	2,998	4,875
Dues and subscriptions	1,818	1,249
Rent	30,670	22,808
Legal and professional	10,668	3,159
Meals and entertainment	255	554
Office expenses	1,530	6,949
Payroll expenses	16,803	44,202
Subcontractors	-	3,855
General and administrative	13,673	12,945
Total expenses	86,883	107,764
Operating loss	(89,908)	(107,654)
Other income / (expense)		
Amortization	(125,000)	-
Depreciation	(236)	(1,114)
Interest	(506)	(313)
Net loss	$ (215,650)	$ (109,081)